13D



                         Torchmail Communications, Inc.
                                (Name of Issuer)



                          Common Stock par value $.001
                         (Title and Class of Securities)



                             _____ 26883910________
                                 (CUSIP Number)



                             Cathryn S. Gawne, Esq.
                            Silicon Valley Law Group
                               152 N. 3rd. Street
                                    Suite 900
                               San Jose, CA 95112
                               (408) 286 - 6100__
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               October 21, 2002___
                         -------- --------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]















1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).


_____________Gerard A. Nolan___________________________________________________
             ---------------


2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]
         (b)      [   ]
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3.       SEC Use Only
-----------------------------------------------------------------------
4.       Source of Funds (See Instructions) [                       00 PF     ]

-----------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [
-----------------------------------------------------------------------
6.       Citizenship or Place of Organization
                       (United States of America)
-----------------------------------------------------------------------
Number of             7.       Sole Voting Power         -357,066 -
Shares Bene-          -------------------------------------------------
ficially Owned        8.       Shared Voting Power       -3,753,348-        -0-
By Each               -------------------------------------------------
Reporting             9.       Sole Dispositive Power    -357,066-
Person With           -------------------------------------------------
                      10.      Shared Dispositive Power  -3,753,348-        -0-
-----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         -4,110,414- (The number of shares beneficially owned by Mr. Nolan represents those shares of common stock of Virtual Interviews, owned by Mr. Nolan, which were exchanged for shares of common stock of Torchmail Communications, Inc. ("Torchmail") by operation of the acquisition of Virtual Interviews and Torchmail as reported by Issuer in its Report filed with the SEC on Form 8-K for the event dated October 18, 2002 (the "Acquisition");

-----------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
-----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         31.47%
-----------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)
         IN
-----------------------------------------------------------------------


ITEM 1.   SECURITY AND ISSUER

     This statement relates to the shares of common stock, $.001 par value (the "common stock")of Torchmail Communications, Inc., a Delaware corporation ("Torchmail"). The address of the Company's principal executive offices is 268 West 400 South, Suite 300, Salt Lake City, UT, 84101.

ITEM 2.    IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Gerard A. Nolan.

     (b) Mr. Nolan's address is P.O. Box 2507, Valley Center, California, 92082.

         (c) Mr. Nolan is a Director and President of Torchmail Communications, Inc. Torchmail Communications, Inc. is the parent company of Virtual Interviews. Virtual Interviews is a development stage enterprise, which enables companies and organizations to achieve significant cost savings surrounding the selection process by using a dependable, high-performance streaming video solution that works within the time constraints and financial demands of today's hiring environment. The company's principal address is 268 West 400 South, Suite 300, Salt Lake City, UT, 84101.


     (d) During the last five years, Mr. Nolan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Nolan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Nolan is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The aggregate purchase price to acquire the Shares from Hudson Consulting Group, Inc. ("Hudson") was $300,000. The Purchasers made an initial payment to Hudson at the closing in the aggregate amount of $100,000 (the "Initial Payment") and will make two deferred payments, each in the aggregate amount of $100,000, in December 2002 and February 2003, respectively (the "Deferred Payments"). The Initial Payment was made with Personal Funds of certain shareholders of Virtual Interviews. The deferred payments will be from the use of funds from Torchmail's working capital and/or from proceeds received from future equity financings by Torchmail and/or its affiliates.

ITEM 4.    PURPOSE OF TRANSACTION

     The purpose of Virtual becoming acquired by Torchmail is to accommodate Virtual's plan to becoming a public entity.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Nolan beneficially owns 4,110,414 shares of common stock by operation of the acquisition of Virtual by Torchmail. The 4,110,414 shares of Common Stock represents 31.47% of the shares of Common Stock of the Company outstanding.

 (b) Mr. Nolan has shared dispositive and voting power over the 3,753,348 shares of Common Stock, and sole dispositive and voting power over the 357,066

 (c) Mr. Nolan has not effected any transactions in the Common Stock of the Company during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,110,414 shares of Common Stock.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On October 18, 2002, Torchmail, Inc and Virtual Interviews entered into and executed an Stock Purchase Agreement and Plan of Reorganization, pursuant to which Torchmail, acquired Virtual Interviews, which will continue as an operational corporation and wholly-owned subsidiary of Torchmail. Mr. Nolan, as a director of Virtual, approved the execution and delivery of the Stock Purchase Agreement and Plan of Reorganization on behalf of Virtual and pursuant to the acquisition became a stockholder of Torchmail by reason of the assumption by the Company, of the shares of common stock issued to Mr. Nolan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1)     Share Purchase Agreement and Plan of Reorganization.



                                   Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

.............................................................................
Date       October 23, 2002
.............................................................................
Signature    /s/ Gerard A. Nolan
.............................................................................
Name/Title      Gerard A. Nolan, President

STOCK PURCHASE AGREEMENT


         This Stock Purchase Agreement (the "Agreement") is made as of the 27th day of August, 2002 by and among HUDSON CONSULTING GROUP, INC., a Nevada corporation (the "Seller") and each of ISAAC P. SIMMONS, KATHRYN A. CHRISTMANN, GERARD NOLAN, DAVID CRONSHAW, INTERACTIVE IDEAS, JONATHAN THOMAS and PHILLIP CRAWFORD (each a "Purchaser" and collectively, "Purchasers").

                                    RECITALS

         A. Seller owns all right, title and interest to an aggregate of Two Million Eight Hundred Eleven Thousand Nine Hundred
                  (2,811,900) shares of the common stock, $0.001 par value (the
                  "Shares") of Torchmail Communications, Inc., a Delaware corporation ("Torchmail"), which constitutes approximately
                  Seventy-Nine and Seventy-Seven Hundredths percent (79.77%) of
                  Torchmail's issued and outstanding common stock.

 B. For the consideration and upon the terms and conditions set forth herein, Seller desires to sell and Purchasers desire to purchase the Shares.

         NOW, THEREFORE, in consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto mutually agree as follows:

                                    AGREEMENT

 1. Purchase and Sale of Shares. Subject to the terms and conditions hereof, Hudson will sell to Purchasers, and Purchasers will purchase from Hudson, the Shares for an aggregate purchase price of Three Hundred Thousand Dollars
($300,000) (the "Purchase Price").

         2.       Payment of Purchase Price.  The Purchase Price shall be paid as follows:
                  -------------------------

                  2.1 At the Closing, Purchasers shall deliver to Seller, by wire transfer or certified check, the sum of One
                           Hundred Thousand Dollars ($100,000).

                  2.2 On or before the one hundred twentieth (120th) day following the Closing, Purchasers shall deliver to Seller, by wire transfer or certified check, the sum of One Hundred Thousand Dollars ($100,000).

                  2.3 On or before the one hundred eightieth (180th) day following the Closing, Purchasers shall deliver to Seller, by wire transfer or certified check, the remaining balance of One Hundred Thousand Dollars
                           ($100,000).




Confidential                                      Page 1
                  2.4 Payment of the obligations set forth in Sections 2.2 and 2.3 shall be secured by two-thirds (2/3) of the Shares and the Nine Million Three Hundred Eighty Four Thousand Five Hundred Forty Three (9,384,543) shares of Torchmail to be issued and sold to Purchasers in a separate transaction (the "Torchmail Shares"). Payment of such obligations may be assigned by Purchasers to Torchmail. Furthermore, for every three dollars ($3.00) in funding raised by Torchmail after the Closing and prior to the one hundred eightieth (180th) day following the Closing, at least one dollar ($1.00) shall be held in escrow by Silicon Valley Law Group and paid to Hudson per the schedule in satisfaction of such obligations. Further, a prorated release of the Shares shall be released with each payment.

         3. Delivery. At the Closing, Seller shall deliver to Purchasers certificates representing one-third (1/3) of the Shares to be purchased by Purchasers together with duly executed stock powers permitting the transfer of such Shares by Purchasers , and shall deliver to Silicon Valley Law Group, pledgeholder ("Pledgeholder") certificates representing the remaining two thirds (2/3) of the Shares, in each case pro rata among all Purchasers. All certificates shall be issued in the names and quantities specified by Purchasers to Seller no less than one business day prior to the Closing.

         4.       Representations and Warranties of the Seller.  Seller hereby represents and warrants to Purchasers as follows:
                  --------------------------------------------

 4.1 Corporate Organization and Authority. Seller is a corporation duly organized, validly existing, authorized to exercise all of its corporate powers, rights and privileges, and in good standing in the State of Nevada.

                  4.2 Title to Shares. Seller owns beneficially and of record, free and clear of any lien, option or other encumbrance, and has full power and authority to convey, free and clear of any lien or encumbrance, the Shares and upon delivery of and payment for such Shares as provided in this Agreement, Seller will convey to Purchasers good and valid title thereto, free and clear of any lien or other encumbrance.

                  4.3 Authority to Execute and Perform Agreement. Seller has the full legal right and power and all authority and approvals required to enter into, execute and deliver this Agreement and to perform fully Seller's obligations hereunder. This Agreement has been duly executed and delivered by Seller and is a valid and binding obligation of Seller enforceable in accordance with its terms, except as may be limited to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or involving creditors' rights. The execution and delivery by Seller of this Agreement and the performance by Seller of this Agreement in accordance with its terms and conditions will not (i) require the approval or consent of any federal, state, local or other governmental or regulatory body or the approval or consent of any other person; (ii) conflict with or result in any breach or violation of any of the terms and conditions of (or with notice or lapse of time or both, conflict with or result in any breach or violation of any of the terms and conditions of) any judgment or decree applicable to Seller or to the Shares, or any instrument, contract or other agreement to which Seller is a party or by or to which Seller is or the Shares are bound or subject; or (iii) result in the creation of any lien or other encumbrance on the Shares.

 4.4 Cyberenergy & Torchmail Stock Transaction. Seller represents that the stock purchase agreement of June 30, 2001 between Cyberenergy Corp and Torchmail Communications Inc. with any related transactions or amendments is cancelled and reversed prior to the closing.

         4.5 ERLY Industries transferred Assets & Liabilities. Sellers acquired the ERLY Industries public shell from bankruptcy and subsequently merged it with Torchmail. Seller represents that no assets or liabilities of the various ERLY Industries subsidiaries or other ERLY business combinations were transferred or assimilated to Torchmail at acquisition or thereafter. Further, Seller represents that the six year Directors & Officers Indemnification as well as other clauses therein which are included in the Hudson/ERLY September 12, 2000 agreement did not survive the merger into Torchmail and therefore are not a liability acquired by purchasers.

         5.  Representations and Warranties of Purchasers.  Each Purchaser represents and warrants to Seller as follows:
             --------------------------------------------

                  5.1 Authorization. This Agreement, when executed and delivered by such Purchaser, will constitute a valid and legally binding obligation of such Purchaser, enforceable in accordance with its terms, except as may be limited to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles relating to or involving creditors' rights.

                  5.2 Status of Purchasers. Each Purchaser is a national of, or resident in, the United States of America, and is an individual person or an estate, and not any other type of entity or organization.

 5.3 Investment Representations. This Agreement is made upon the specific representation to Seller by each Purchaser that:

 (a) The Shares which such Purchaser will purchase hereunder will be acquired for his or her own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and such Purchaser has no present intention of selling, granting participation in or otherwise distributing the same, subject nevertheless to any requirement of law that the disposition of his or her property shall at all times be within his or her control.

 (b) Each Purchaser understands that the Shares will not be registered under the Securities Act, on the ground that the sale provided for in this Agreement is exempt pursuant to the "Section 4(1-1/2)" exemption of the Securities Act and that the reliance of Seller on such exemption is predicted in part on such Purchaser's representations set forth herein.

 (c) Each Purchaser acknowledges that he or she is able to fend for himself or herself in the transaction contemplated by this Agreement and has the ability to bear the economic risks of its investment pursuant to this Agreement.

 (d) Each Purchaser understands that the securities being purchased hereunder are restricted securities within the meaning of Rule 144 under the Securities
Act; that such securities are not registered and must be held indefinitely unless they are subsequently registered or an exemption from such registration under Rule 144 will not be available for at least one year, and even then will not be available to the public, and (iii) other terms and conditions of Rule 144 are complied with; and that any sale of such securities may be made by such Purchaser only in limited amounts in accordance with such terms and conditions.

 (e) Each certificate representing (a) the Shares and (b) any other securities issued in respect thereof upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (unless no longer required in the opinion of counsel for the Company) shall be stamped or otherwise imprinted with legends substantially in the following form:

                  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED UNLESS COVERED BY AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY SUCH TRANSFER IS EXEMPT FROM SUCH REGISTRATION.

         6.   Covenants .
              ----------

         6.1 Market Value of Retained Shares. Purchasers and Seller acknowledge that Seller will continue to hold after the Closing an aggregate of One Hundred Fifty Thousand (150,000) shares of Torchmail's Common Stock (the "Retained Shares"). Purchasers and Seller further agree that in the event the Retained Shares fail to attain an average sales price (as reported on Bloomberg) of One Dollar ($1.00) per share for at least two hundred (200) trading days during the period commencing on the earlier of a) the date that is sixty (60) days after the commencement of trading on the OTCBB (or any successor exchange), b) 120 days from the date of this Agreement, and c) the final payment due pursuant to
         Section 2.3 hereof (the first to occur of (a), (b) and (c) shall be referred to herein as the "Commencement Date") and continuing for two
         (2) years thereafter, then as a one time adjustment Purchasers shall cause Torchmail to issue to Seller, within ten (10) days from receipt of written notice from Seller to be reviewed and agreed to by Purchasers (which written notice shall set forth in reasonable detail the date and amount of sales of the Retained Shares) that number of shares of Torchmail Common Stock as shall, when added to the sale proceeds from any of the Retained Shares so sold, have an aggregate market value of One Hundred Fifty Thousand Dollars ($150,000) as of the date of such new issuance. This covenant does not prohibit the Seller from disposing of shares prior to the Commencement Date; however, the Purchasers are not liable nor responsible to Seller for additional shares as described in this Section until the Commencement Date has occurred.

                  6.2 Issuance of Additional Shares. After the Closing, Purchasers may cause Torchmail to issue up to an additional 6,000,000 shares of common stock for financing purposes, without any further consent or approval from Hudson.

                  6.3 Payment Proceeds Use. Seller agrees that either with cash on hand or from the initial payment of Purchaser, liabilities of the acquired Torchmail Communications Inc. will be zero ($0.0). The sole exception to this will be a balance sheet record for $17,500 for an obsolete debt accrued for Postlewaite & Netterville Accounting incurred during the ERLY Industries bankruptcy. Seller retains all responsibility (if any) and offers Purchaser indemnification per sub-paragraph 6.4 below.

                  6.4 Postlewaite & Netterville Indemnification. Seller indemnifies Torchmail and Purchaser from the debt and any possible incidental or consequential damages associated with this accrued balance sheet. This indemnification will be in force until the statute of limitations relative to the debt expires or Hudson provides documentation voiding the debt.

                  6.5 Reliance and Adjustments. Purchasers have relied upon the Seller to provide documentation, information and question responses that were current accurate and complete. If this reliance proves to change or is incorrect in a material manner then Purchasers reserve the right to either delay or offset payment until the issue is resolved or if after full payment is made then seek recourse from Seller. If for any reason this occurs the scheduled payment or portion thereof will be held in escrow by the pledgeholder. Purchasers will only take action in the event of a material impact to the company and will not act in an arbitrary manner. Notification to Seller will be given 10 working days before any action is taken by Purchasers.

                  6.6 Officer Elections & Resignations. In conjunction with the closing the following Board of Director changes will be conducted: all but one of Torchmail's current Directors will tender their resignations and the remaining Director will appoint Cathy Thompson and Michael Avatar as Directors of Torchmail. Further, concurrent with transfer of the final payment from Pledgeholder to Seller the single remaining Hudson appointed Director will resign.

                  6.7 Anti-Dilution. Notwithstanding anything in this Agreement to the contrary, Seller shall maintain voting control over 51% of the outstanding voting control of Torchmail until the obligations set forth in Sections 2.2 and 2.3 hereof shall have been satisfied in full. Purchasers agree to cause Torchmail to take any reasonable action to comply with this Section 6.7, including but not limited to the issuance of additional shares of common stock to Seller.

         7.  Miscellaneous.
             -------------

 7.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Utah.

                  7.2 Survival. The representations, warranties, covenants, and agreements made herein shall survive any investigation made by any party hereto and the closing of the transactions contemplated hereby.

                  7.3 Successors and Assigns. Except as otherwise expressly provided herein, and the provision hereof shall inure to the benefit of and be binding upon the successors, assigns, heirs, executors, administrators of the parties hereto and all subsequent holders of the Shares.

                  7.4 Entire Agreement; Amendment. This Agreement and the other documents and agreements delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. This Agreement may only be amended in writing signed by the Seller and the holders of a majority of the outstanding Shares sold hereunder.

                  7.5 Notices. Except as otherwise provided all notices and other communications require or permitted hereunder shall be in writing and shall be mailed by first-class mail, postage prepaid, addressed to their respective addresses as provided by Purchasers and Seller or to such other address as each may have furnished to the others in writing.
                  7.6 Expenses. Whether or not the transactions contemplated hereby are consummated, each party shall pay its own expenses in connection with the transaction.

                  7.7 Waiver of Breach or Default. Neither Seller nor any Purchaser shall waive any right, power or remedy accruing hereunder unless such waiver is in writing signed by the party to be charged. The waiver of any breach or default hereunder shall not constitute the waiver of any other breach or default. All remedies under this Agreement or by law or otherwise afforded to Seller or any Purchaser shall be cumulative and not alternative.

                  7.8 Legal Fees. The prevailing party in any legal action or arbitration proceeding brought by one party against the other shall be entitled, in addition to any other rights and remedies, to reimbursement for its expenses incurred thereby, including court costs and reasonable attorney's fees.
                  7.9 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

   IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year herein above first written.


PURCHASERS:                                 ___________________________________
                                            ISAAC P. SIMMONS

                                            -----------------------------------
                                            KATHRYN A. CHRISTMANN

                                            -----------------------------------
                                            GERARD NOLAN

                                            ----------------------------------
                                            DAVID CRONSHAW

                                            INTERACTIVE IDEAS

                                            By: _____________________________
                                            Name:
                                            Title:

                                            ---------------------------------
                                            JONATHAN THOMAS

                                            ---------------------------------
                                            PHILLIP CRAWFORD


SELLER:                                     HUDSON CONSULTING GROUP, INC.

                                            By:________________________________
                                                  President

Confidential                                      Page 1
               STOCK PURCHASE AGREEMENT AND PLAN OF REORGANIZATION



         This STOCK PURCHASE AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of August 27, 2002, by and among TORCHMAIL COMMUNICATIONS, INC., a Delaware corporation whose principal office is located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 ("Torchmail"); VIRTUAL INTERVIEWS, INC., a Nevada corporation whose principal office is located at 2899 Agoura Road, #168, Westlake Village, California 91361 ("VI"); and each of the shareholders of VI listed on the signature page hereto (each a "Seller" and collectively "Sellers").

                                 R E C I T A L S

         A. VI is authorized to issue Twenty-Five Million (25,000,000) shares of Common Stock, $0.001 par value per share, of which Nine Million Three Hundred Eighty-Four Thousand Five Hundred Forty Three (9,384,543) shares are issued and outstanding.

         B. Sellers own an aggregate of Nine Million Three Hundred Eighty-Four Thousand Five Hundred Forty Three (9,384,543) shares of Common Stock of VI, which constitutes One Hundred Percent (100%) of the issued and outstanding shares of VI.

         C. Torchmail is a publicly traded corporation with nominal assets and liabilities. Torchmail is authorized to issue Two Hundred Million (200,000,000) shares of Common Stock, $0.001 par value per share, of which Three Million Three Hundred Eighty-Seven Thousand Five Hundred (3,387,500) shares are issued and outstanding, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share, none of which are issued or outstanding.

         D. Torchmail desires to acquire one hundred percent (100%) of the issued and outstanding stock of VI, in consideration for which Torchmail shall assume Sellers' obligations to Hudson Consulting Group, Inc. ("Hudson") as further described in Section 1.3 below.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the terms, conditions, agreements and covenants contained herein, and in reliance upon the representations and warranties contained in this Agreement, the parties hereto agree as follows.

I.

                      ACQUISITION OF VI SHARES BY TORCHMAIL

         1.1 Acquisition of VI . In the manner and subject to the terms and conditions set forth herein, Torchmail shall acquire from Sellers, one hundred percent (100%) of the issued and outstanding shares of VI for the consideration set forth in Section 1.3 hereof (the "VI Shares").

         1.2 Effective Date. If all of the conditions precedent to the obligations of each of the parties hereto as hereinafter set forth shall have been satisfied or shall have been waived, the transactions set forth herein (the "Acquisition") shall become effective on the Closing Date as defined herein.

         1.3      Consideration.

                  (a) In consideration for the acquisition of the VI Shares, Torchmail shall issue to VI Nine Million Three Hundred Eighty-Four Thousand Five Hundred Forty-Three (9,384,543) shares of Torchmail common stock and shall assume the obligations of Sellers to Hudson represented by (i) that certain Stock Purchase Agreement, dated as of August 15, 2002, by and among Sellers and Hudson (the "Hudson Agreement") and (ii) that certain Stock Pledge Agreement, dated as of August 15, 2002, by and among Sellers, Hudson and Silicon Valley Law Group, a law corporation, as Pledgeholder (the "Pledge Agreement").

                  (b) Such assumption shall be represented by (i) an Amendment to Stock Purchase Agreement in the form of Exhibit A hereto (the "Amendment"), to be executed by Torchmail and Sellers at the Closing (as defined herein) and
(ii) an Amendment to Pledge Agreement in the form of Exhibit B hereto (the "Pledge Amendment"), to be executed by Torchmail, Sellers, Hudson and the Pledgeholder at the Closing.


         1.4 Disclosure Schedules. Simultaneously with the execution of this
Agreement: (a) Torchmail shall deliver a schedule relating to Torchmail (the "Torchmail Disclosure Schedule"), and (b) Sellers and VI shall deliver a schedule relating to Sellers and VI (the "Sellers and VI Disclosure Schedule" and collectively with the Torchmail Disclosure Schedule, the "Disclosure Schedules") setting forth the matters required to be set forth in the Disclosure Schedules as described elsewhere in this Agreement. The Disclosure Schedules shall be deemed to be part of this Agreement.

         1.5 Further Action. If, at any time after the Closing Date, any further action is determined by Sellers to be necessary or desirable to carry out the purposes of this Agreement, the officers and directors of VI shall be fully authorized, in the name of Torchmail, to take such action.


                                       II
            CONDUCT OF BUSINESS PENDING CLOSING; STOCKHOLDER APPROVAL

         Torchmail, Sellers and VI covenant that between the date hereof and the Closing Date (as hereinafter defined):

         2.1 Access by Sellers. Torchmail shall afford to Sellers, VI, and to Sellers' and VI's counsel, accountants and other representatives, throughout the period prior to the Closing Date, full access, during normal business hours, to
(a) all of the books, contracts and records of Torchmail, and shall furnish Sellers and VI, during such period, with all information concerning Torchmail that Sellers or VI may reasonably request and (b) the properties of Torchmail in order to conduct inspections at Sellers' and VI's expense to determine that Torchmail is operating in material compliance with all applicable federal, state and local and foreign statutes, rules and regulations, and that Torchmail's assets are substantially in the condition and of the capacities represented and warranted in this Agreement. Any such investigation or inspection by Sellers or VI shall not be deemed a waiver of, or otherwise limit, the representations, warranties and covenants contained herein. Sellers and VI shall grant identical access to Torchmail and its agents.

         2.2 Conduct of Business of Torchmail. During the period from the date hereof to the Closing Date, the business of Torchmail shall be operated by Torchmail in the usual and ordinary course of such business and in material compliance with the terms of this Agreement. Without limiting the generality of the foregoing:

                  (a) Torchmail shall use its reasonable efforts to (i) keep available the services of the present agents of Torchmail; (ii) complete or maintain all existing arrangements including but not limited to filings, licensing, affiliate arrangements, transferals, leases and other arrangements in full force and effect in accordance with their existing terms; (iii) maintain the integrity of all confidential information of Torchmail; and (iv) comply in all material respects with all applicable laws; and

                  (b) Torchmail shall not (i) sell or transfer any of its assets or property; (ii) shall not make any distribution, whether by dividend or otherwise, to any of its stockholders or employees except for compensation to employees and payments to associated companies for goods and services, in the usual and ordinary course of business; (iii) not declare any dividend or other distribution; (iv) redeem or otherwise acquire any shares of its capital stock or other securities; (v) issue or grant rights to acquire shares of its capital stock or other securities; or (vi) agree to do any of the foregoing.
         2.3 Conduct of Business of VI. During the period from the date hereof to the Closing Date, the business of VI shall be operated by VI in the usual and ordinary course of such business and in material compliance with the terms of this Agreement. Without limiting the generality of the foregoing:

                  (a) VI shall use its reasonable efforts to (i) keep available the services of the present agents of VI; (ii) complete or maintain all existing arrangements including but not limited to filings, licensing, affiliate arrangements, transferals, leases and other arrangements in full force and effect in accordance with their existing terms; (iii) maintain the integrity of all confidential information of VI; and (iv) comply in all material respects with all applicable laws; and

                  (b) VI shall not (i) sell or transfer any of its assets or property; (ii) shall not make any distribution, whether by dividend or otherwise, to any of its stockholders or employees except for compensation to employees and payments to associated companies for goods and services, in the usual and ordinary course of business; (iii) not declare any dividend or other distribution; (iv) redeem or otherwise acquire any shares of its capital stock or other securities; (v) issue or grant rights to acquire shares of its capital stock or other securities; or (vi) agree to do any of the foregoing.

         2.4 Exclusivity to Sellers and VI. Torchmail and its officers, directors, representatives and agents, from the date hereof until the Closing Date (unless this Agreement shall be earlier terminated as hereinafter provided), shall not hold discussions with any person or entity, other than Sellers and VI or their respective agents concerning the Acquisition, nor solicit, negotiate or entertain any inquiries, proposals or offers to purchase the business of Torchmail, nor the shares of capital stock of Torchmail from any person other than Sellers and VI, nor, except in connection with the normal operation of Torchmail's business, or as required by law or as authorized in writing by Sellers, disclose any confidential information concerning Torchmail to any person other than Sellers, VI and Sellers' and VI's representatives or agents. Sellers and VI shall from the date hereof and until the Closing Date owe the identical obligations of confidentiality and exclusivity to Torchmail concerning the Acquisition as stated in this Section.

         2.5 Torchmail Board Approval. The Board of Directors of Torchmail has determined that the Acquisition is fair to and in the best interests of its stockholders and has approved and adopted this Agreement and the terms of the Acquisition. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Torchmail, the valid and binding obligation of Torchmail, enforceable in accordance with their respective terms.

Confidential                                      Page 1
                                       III

                   REPRESENTATIONS AND WARRANTIES OF TORCHMAIL

Confidential                                      Page 1

         Except as set forth in the Torchmail Disclosure Schedule, Torchmail represents and warrants to Sellers and VI as follows, with the knowledge and understanding that Sellers and VI are relying materially upon such representations and warranties.

         3.1 Organization and Standing. Torchmail is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Torchmail has all requisite corporate power to carry on its business as it is now being conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary under applicable law except where the failure to qualify (individually or in the aggregate) will not have any material adverse effect on the business or prospects of Torchmail. The copies of the Certificate of Incorporation, Bylaws and minute books of Torchmail, as amended to date and made available to Sellers and VI, are true and complete copies of these documents as now in effect. The minute books of Torchmail are accurate in all material respects.

         3.2      Capitalization.

         (a) The authorized capital stock of Torchmail, the number of shares of capital stock which are issued and outstanding, and the par value thereof are as set forth in the Torchmail Disclosure Schedule. All of such shares of capital stock that are issued and outstanding are duly authorized, validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of the preemptive rights of any person. Other than as set forth in the Torchmail Disclosure Schedule, there are no subscriptions, warrants, rights or calls or other commitments or agreements to which Torchmail is a party or by which it is bound, pursuant to which Torchmail is or may be required to issue or deliver securities of any class. Other than as set forth in the Torchmail Disclosure Schedule, there are no outstanding securities convertible or exchangeable, actually or contingently, into common stock or any other securities of Torchmail.

         (b) All outstanding shares of Torchmail capital stock have been issued and granted in compliance with all applicable securities laws and other applicable legal requirements.

 3.3 Subsidiaries. Torchmail owns no subsidiaries nor does it own or have an interest in any other corporation, partnership, joint venture or other entity.

         3.4 Authority. Torchmail's Board of Directors has determined that the Acquisition is fair to and in the best interests of Torchmail's stockholders, and has approved and adopted this Agreement and the terms of the Acquisition and has adopted a resolution recommending approval and adoption of this Agreement and the Acquisition by Torchmail's stockholders. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Torchmail in accordance herewith, the valid and binding obligations of Torchmail, enforceable in accordance with their respective terms.

         3.5      Assets.  Torchmail has no assets of any kind.

 3.6 Contracts and Other Commitments. Torchmail is not a party to any contracts or agreements other than the non-binding letter of intent with Sellers and VI.

         3.7 Litigation. There is no claim, action, proceeding, or investigation pending or, to its knowledge, threatened against or affecting Torchmail before or by any court, arbitrator or governmental agency or authority which, in its reasonable judgment, could have a material adverse effect on the operations or prospects of Torchmail. There is no strike or unresolved labor dispute relating to Torchmail's employees who, in its judgment, could have a material adverse effect on the business or prospects of Torchmail. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Torchmail or asserted against Torchmail that has not been paid. There are no Tax liens upon the assets of Torchmail. There is no valid basis, to the knowledge of Torchmail, except as set forth in the Torchmail Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Torchmail by any governmental authority.

         3.8 Taxes. For purposes of this Agreement, (A) "Tax" (and, with correlative meaning, "Taxes") shall mean any federal, state, local or foreign income, alternative or add- on minimum, business, employment, franchise, occupancy, payroll, property, sales, transfer, use, value added, withholding or other tax, levy, impost, fee, imposition, assessment or similar charge together with any related addition to tax, interest, penalty or fine thereon; and (B) "Returns" shall mean all returns (including, without limitation, information returns and other material information), reports and forms relating to Taxes.

                  (a) Torchmail has duly filed all Returns required to be filed by it other than Returns (individually and in the aggregate) where the failure to file would have no material adverse effect on the business or prospects of Torchmail. All such Returns were, when filed, and to the knowledge of Torchmail are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Torchmail has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date.

                  (b) Torchmail is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and, to the knowledge of Torchmail, no claim for assessment or collection of any Tax related to Torchmail has been asserted against Torchmail that has not been paid. There are no Tax liens upon the assets of Torchmail. There is no valid basis, to the knowledge of Torchmail, except as set forth in the Torchmail Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Torchmail by any governmental authority.

         3.9 Compliance with Laws and Regulations. Torchmail has complied and is presently complying, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state and local and foreign) applicable to it in all jurisdictions where the business of Torchmail is conducted or to which Torchmail is subject, including, without limitation, all applicable federal and state securities laws, civil rights and equal opportunity employment laws and regulations, and all federal, antitrust, antimonopoly and fair trade practice laws. There has been no assertion by any party that Torchmail is in violation in any material respect of any such laws, rules, regulations, orders, restrictions or requirements with respect to its operations and no notice in that regard has been received by Torchmail.

         3.10 Hazardous Materials. Torchmail has not violated, or received any written notice from any governmental authority with respect to the violation of any law, rule, regulation or ordinance pertaining to the use, maintenance, storage, transportation or disposal of "Hazardous Materials." As used herein, the term "Hazardous Materials" means any substance now or hereafter designated pursuant to Section 307(a) and 311 (b)(2)(A) of the Federal Clean Water Act, 33 USC ss.ss. 1317(a), 1321(b)(2)(A), Section 112 of the Federal Clean Air Act, 42 USC ss. 3412, Section 3001 of the Federal Resource Conservation and Recovery Act, 42 USC ss. 6921, Section 7 of the Federal Toxic Substances Control Act, 15 USC ss. 2606, or Section 101(14) and Section 102 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC ss.ss. 9601(14), 9602.

         3.11 No Conflict. The making and performance of this Agreement will not
(i) conflict with or violate the Certificate of Incorporation or the Bylaws of Torchmail, (ii) violate any laws, ordinances, rules, or regulations, or any order, writ, injunction or decree to which Torchmail is a party or by which Torchmail or any of its businesses, or operations may be bound or affected or
(iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any material asset of Torchmail under, or create any rights of termination, cancellation or acceleration in any person under, any material agreement, arrangement, or commitment, or violate any provisions of any laws, ordinances, rules or regulations or any order, writ, injunction, or decree to which Torchmail is a party or by which Torchmail or any of its material assets may be bound..

         3.12     Employees.  Torchmail has no employees that are represented by any labor union or collective bargaining unit.

         3.13 Financial Statements. The Torchmail Disclosure Schedule contains the audited balance sheet of Torchmail as of March 31, 2002 and the related audited statements of operations, cash flows and stockholders' equity for the period ended at such date (collectively the "Financial Statements"). The Financial Statements present fairly, in all material respects, the financial position on the dates thereof and results of operations of Torchmail for the periods indicated, prepared in accordance with generally accepted accounting principles ("GAAP"), consistently applied. There are no assets of Torchmail the value of which is materially overstated in said balance sheet.

 3.14 Absence of Certain Changes or Events. Except as set forth in the Torchmail Disclosure Schedule, since March 31, 2002 (the "Balance Sheet Dates"), there has not been:

 (a) any material adverse change in the financial condition, properties, assets, liabilities or business of Torchmail;

 (b) any material damage, destruction or loss of any material properties of Torchmail, whether or not covered by insurance;

 (c) any material adverse change in the manner in which the business of Torchmail has been conducted;

 (d) any material adverse change in the treatment and protection of trade secrets or other confidential information of Torchmail; and

                  (e) any occurrence not included in paragraphs (a) through (d) of this Section 3.14 which has resulted, or which Torchmail has reason to believe, might be expected to result in a material adverse change in the business or prospects of Torchmail.

 3.15 Government Licenses, Permits, Authorizations. Torchmail has all material governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted ("Licenses and Permits").

         3.16     Employee Benefit Plans.

                  (a) The Torchmail Disclosure Schedule identifies each salary, bonus, material deferred compensation, material incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or material agreement.

                  (b) Except as set forth in the Torchmail Disclosure Schedule, Torchmail has not maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or any similar pension benefit plan under the laws of any foreign jurisdiction.

                  (c) Except as set forth in the Torchmail Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Acquisition or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of Torchmail, or result in any acceleration of the time of payment, provision or vesting of any such benefits. Without limiting the generality of the foregoing, the consummation of the Acquisition will not result in the acceleration or vesting of any unvested Torchmail options.

 3.17 Business Locations. Other than as set forth in the Torchmail Disclosure Schedule, Torchmail does not own or lease any real or personal property in any state or country.

         3.18     Intellectual Property.  Torchmail owns no intellectual property of any kind.

         3.19 Governmental Approvals; Consents. Except as set forth in the Torchmail Disclosure Schedule, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Torchmail with, any governmental authority, domestic or foreign, federal, state or local, is required in connection with Torchmail's execution, delivery and performance of this Agreement. Except as set forth in the Torchmail Disclosure Schedule, no consents of any other parties are required to be received by or on the part of Torchmail to enable Torchmail to enter into and carry out this Agreement.

         3.20 Transactions with Affiliates. Except as set forth in the Torchmail Disclosure Schedule, Torchmail is not indebted for money borrowed, either directly or indirectly, from any of its officers, directors, or any Affiliate (as defined below), in any amount whatsoever; nor are any of its officers, directors, or Affiliates indebted for money borrowed from Torchmail; nor are there any transactions of a continuing nature between Torchmail and any of its officers, directors, or Affiliates not subject to cancellation which will continue beyond the Closing Date, including, without limitation, use of the assets of Torchmail for personal benefit with or without adequate compensation. For purposes of this Agreement, the term "Affiliate" shall mean any person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. As used in the foregoing definition, the term (i) "control" shall mean the power through the ownership of voting securities, contract or otherwise to direct the affairs of another person and (ii) "person" shall mean an individual, firm, trust, association, corporation, partnership, government (whether federal, state, local or other political subdivision, or any agency or bureau of any of them) or other entity.

 3.21 No Distributions. Torchmail has not made nor has any intention of making any distribution or payment to any of its shareholders with respect to any of its shares prior to the Closing Date.

         3.22 Liabilities. Torchmail has no material direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise ("Liabilities"), whether or not of a kind required by generally accepted accounting principles to be set forth on a financial statement, other than (i) Liabilities fully and adequately reflected or reserved against on the Torchmail Balance Sheet, (ii) Liabilities incurred since the Balance Sheet Date in the ordinary course of the business of Torchmail, or (iii) Liabilities otherwise disclosed in this Agreement, including the exhibits hereto and the Torchmail Disclosure Schedule.

         3.23     Accounts Receivable.  Torchmail has no accounts receivable.

         3.24 No Omissions or Untrue Statements. To the best of its knowledge no representation or warranty made by Torchmail to Sellers and VI in this Agreement, the Torchmail Disclosure Schedule or in any certificate of a Torchmail officer required to be delivered to Sellers pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof and as of the Closing Date.

         3.25      Insurance. Torchmail has no insurance policies in effect.

         3.26 Disclaimer of Further Warranties; Etc. Except as expressly set forth in this Agreement and any Schedules and Exhibits hereto, neither Sellers nor VI has made any other representation or warranty to Torchmail in connection with the Acquisition. Torchmail's decision to enter into the Acquisition is based upon its own independent judgment and investigation and not on any representations and warranties of Sellers or VI other than those expressly stated in this Agreement and in the Schedules and Exhibits hereto.


                                       IV

                REPRESENTATIONS AND WARRANTIES OF SELLERS AND VI
         Except as set forth in the Sellers' and VI Disclosure Schedule, Sellers and VI represent and warrant to Torchmail as follows, with the knowledge and understanding that Torchmail is relying materially upon such representations and warranties:

         4.1 Organization and Standing. VI is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. VI has all requisite corporate power to carry on its business as now conducted and is duly qualified to transact business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary under applicable law except where the failure to qualify (individually or in the aggregate) will not have a material adverse effect on the business or prospects of VI. The copies of the Articles of Incorporation and By-laws of VI, as amended to date, and made available to Torchmail, are true and complete copies of those documents as now in effect. The minute book of VI is accurate in all material respects.

         4.2      Capitalization.

          (a) The authorized capital stock of VI consists of Twenty-Five Million (25,000,000) shares of Common Stock, $0.001 par value per share, of which Nine Million Three Hundred Eighty-Four Thousand Five Hundred Forty Three (9,384,543) shares are issued and outstanding. Such outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable, and were not issued in violation of the preemptive rights of any person. Other than as set forth in the Sellers and VI Disclosure Schedule, there are no subscriptions, warrants, rights or calls or other commitments or agreements to which VI is a party or by which it is bound, pursuant to which VI is or may be required to issue or deliver securities of any class. Other than as set forth in the Sellers and VI Disclosure Schedule, there are no outstanding securities convertible or exchangeable, actually or contingently, into common stock or any other securities of VI.

         (b) All outstanding shares of VI capital stock have been issued and granted in compliance with all applicable securities laws and other applicable legal requirements.

 4.3 Subsidiaries. VI owns no subsidiaries nor does it own or have an interest in any other corporation, partnership, joint venture or other entity.

         4.4 Authority. VI's Board of Directors has determined that the Acquisition is fair to and in the best interests of VI's stockholders, and has approved and adopted this Agreement and the terms of the Acquisition. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by VI in accordance herewith, the valid and binding obligations of VI, enforceable in accordance with their respective terms.

         4.5 Properties and Assets. Except as set forth in the Sellers and VI Disclosure Schedule, Sellers have good and marketable title to all of the VI Shares, free and clear of all liens, claims and encumbrances of third persons whatsoever, and VI has good and marketable title to all of the assets and properties which it purports to own as reflected on the balance sheet included in the VI Financial Statements (as hereinafter defined), or thereafter acquired.

         4.6 Contracts and Other Commitments. Schedule A of the VI Disclosure Schedule consists of a true and complete list of all material contracts, agreements, commitments and other instruments (whether oral or written) to which VI is a party. VI has made or will make available to Torchmail a copy of each such contract. All such contracts are valid and binding upon VI and are in full force and effect and are enforceable in accordance with their respective terms. To VI's knowledge, no such contracts are in breach, and no event has occurred which, with the lapse of time or action by a third party, could result in a material default under the terms thereof. To its knowledge, no stockholder of VI has received any payment from any contracting party in connection with or as an inducement for causing VI to enter into any such contract.

         4.7 Litigation. There is no claim, action, proceeding, or investigation pending or, to its knowledge, threatened against or affecting Sellers or VI before or by any court, arbitrator or governmental agency or authority which, in its reasonable judgment, could have a material adverse effect on the operations or prospects of VI. There is no strike or unresolved labor dispute relating to VI's employees who, in its judgment, could have a material adverse effect on the business or prospects of VI. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against VI or asserted against VI that have not been paid. There are no Tax liens upon the assets of VI. There is no valid basis, to the knowledge of VI, except as set forth in the Sellers and VI Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to VI by any governmental authority.

         4.8 Taxes. VI has duly filed all returns required to be filed by it other than Returns which the failure to file would have no material adverse effect on the business of VI. All such returns were, when filed, and to VI 's knowledge are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. VI has paid or will pay in full or have adequately reserved against all Taxes otherwise assessed against it through the Closing Date. VI is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and, to the knowledge of VI, no claim for assessment or collection of any Tax has been asserted against VI that have not been paid. There are no Tax liens upon the assets of VI (other than the lien of personal property taxes not yet due and payable). There is no valid basis, to VI 's knowledge, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to VI by any governmental authority.

         4.9 Compliance with Laws and Regulations. To the best of its knowledge, VI has complied and is presently complying, in all material respects, with all laws, rules, regulations, orders and requirements applicable to it in all jurisdictions in which its operations are currently conducted or to which it is currently subject.

         4.10 Hazardous Materials. VI has not violated, or received any written notice from any governmental authority with respect to the violation of any law, rule, regulation or ordinance pertaining to the use, maintenance, storage, transportation or disposal of Hazardous Materials.

         4.11 No Conflict. The making and performance of this Agreement will not
(i) conflict with the Articles of Incorporation or the By-laws of VI, (ii) violate any laws, ordinances, rules, or regulations, or any order, writ, injunction or decree to which Sellers or VI is a party or by which VI or any of its material assets, business, or operations may be bound or affected or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any material asset of VI, or create any rights of termination, cancellation, or acceleration in any person under, any material agreement, arrangement, or commitment, or violate any provisions of any laws, ordinances, rules or regulations or any order, writ, injunction, or decree to which Sellers or VI is a party or by which Sellers or VI, or any of their material assets may be bound.

         4.12     Employees.  VI has no employees that are represented by any labor union or collective bargaining unit.

         4.13 Financial Statements. The VI Disclosure Schedule contains an unaudited balance sheet of VI as of June 30, 2002 and related unaudited statements of operations, cash flows and stockholders' equity of VI for the required periods ended at such date (collectively the "VI Financial Statements"). The VI Financial Statements present fairly, in all material respects, the financial position on the dates thereof and results of operations of VI for the periods indicated, prepared in accordance with GAAP, consistently applied.

 4.14 Absence of Certain Changes or Events. Except as set forth in the VI Disclosure Schedule, since June 30, 2002 (the "VI Balance Sheet Date"), there has not been:

 (a) any material adverse change in the financial condition, properties, assets, liabilities or business of VI;

 (b) any material damage, destruction or loss of any material properties of VI, whether or not covered by insurance;

 (c) any material adverse change in the manner in which the business of VI and has been conducted;

 (d) any material adverse change in the treatment and protection of trade secrets or other confidential information of VI; and

                  (e) any occurrence not included in paragraphs (a) through (d) of this Section 4.16 which has resulted, or which VI has reason to believe, might be expected to result in a material adverse change in the business or prospects of VI.

         4.15 Governmental Licenses, Permits and Authorizations. VI has all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted. All such licenses, permits, authorizations and approvals are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

         4.16     Employee Benefit Plans.

                  (a) The VI Disclosure Schedule identifies each salary, bonus, material deferred compensation, material incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or material agreement.

                  (b) Except as set forth in the VI Disclosure Schedule, VI has not maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or any similar pension benefit plan under the laws of any foreign jurisdiction.

                  (c) Except as set forth in the VI Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Acquisition or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of VI, or result in any acceleration of the time of payment, provision or vesting of any such benefits. Without limiting the generality of the foregoing, the consummation of the Acquisition will not result in the acceleration or vesting of any unvested VI options.

 4.17 Business Locations. Other than as set forth in the VI Disclosure Schedule, VI does not own or lease any real or personal property in any state or country.

                  4.18 VI Intellectual Property. The VI Disclosure Schedule sets forth a complete and correct list and summary description of all intellectual property, including computer software, trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefore, applicable to or used in the business of VI, together with a complete list of all licenses granted by or to VI with respect to any of the above. Except as otherwise set forth in the Sellers and VI Disclosure Schedule, all such trademarks, trade names, service marks, service names, brand names, copyrights and patents are owned by VI, free and clear of all liens, claims, security interests and encumbrances of any nature whatsoever. VI is not currently in receipt of any notice of any violation or infringements of, and is not knowingly violating or infringing, the rights of others in any trademark, trade name, service mark, copyright, patent, trade secret, know-how or other intangible asset. VI has not (i) licensed any of the material proprietary assets to any person or entity on an exclusive basis, or (ii) entered into any covenant not to compete or agreement limiting its ability to exploit fully any proprietary asset or to transact business in any market or geographical area or with any person or entity.
         4.19 Governmental Approval; Consents. Except for the reports required to be filed in the future by Sellers under the Securities Act, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Sellers or VI with any governmental authority, domestic or foreign, federal, state or local, is required in connection with Sellers'and VI's execution, delivery and performance of this Agreement. Except as set forth in the Sellers and VI Disclosure Schedule, no consents of any other parties are required to be received by or on the part of Sellers or VI to enable Sellers and VI to enter into and carry out this Agreement.

         4.20 Transactions with Affiliates. Except as set forth in the Sellers and VI Disclosure Schedule, VI is not indebted for money borrowed, either directly or indirectly, from any of its officers, directors, or any Affiliate, in any amount whatsoever; nor are any of its officers, directors, or Affiliates indebted for money borrowed from VI; nor are there any transactions of a continuing nature between VI and any of its officers, directors, or Affiliates not subject to cancellation which will continue beyond the Closing Date, including, without limitation, use of the assets of VI for personal benefit with or without adequate compensation.

 4.21 No Distributions. VI has not made nor has any intention of making any distribution or payment to any of its shareholders with respect to any of its shares prior to the Closing Date.

         4.22 Liabilities. To the best of its knowledge, VI has no material direct or indirect liabilities, as that term is defined in Section 3.22 ("VI Liabilities"), whether or not of a kind required by generally accepted accounting principles to be set forth on a financial statement, other than (i) VI Liabilities fully and adequately reflected or reserved against on the VI Balance Sheet, (ii) VI Liabilities incurred in the ordinary course of the business of VI, and (iii) VI Liabilities otherwise disclosed in this Agreement, including the Exhibits hereto.

         4.23     Accounts Receivable.  VI has no accounts receivable.

         4.24 No Omission or Untrue Statement. To the best of their knowledge no representation or warranty made by Sellers or VI to Torchmail in this Agreement, in the Sellers and VI Disclosure Schedule or in any certificate of a VI officer required to be delivered to Torchmail pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof and as of the Closing Date.

         4.25      Insurance. The Sellers and VI Disclosure Schedule lists all insurance policies of VI currently in effect.

 4.26 Sellers' Representations Regarding Torchmail Shares. (a) Sellers are not insolvent and will not be insolvent after selling and delivering the VI Shares to Torchmail on the terms of this Agreement, and the Torchmail Shares will constitute new consideration at least equal to the full and fair value of the VI Shares.

 (b) Sellers each acknowledge that Torchmail has no assets or operating business and that the Torchmail Shares are speculative and involve a high degree of risk, including among many other risks that the Torchmail Shares will be restricted as elsewhere described in this Agreement and will not be transferable unless first registered under the Securities Act, of 1933 ("Act"), or pursuant to an exemption from the Act's registration requirements.

 (c) Sellers each acknowledge and agree that he/she has been furnished with or offered Torchmail's Annual Report on Form 10-KSB for the year ended March 31, 2002 (the "SEC Document"). Sellers have had an opportunity to ask questions of and receive answers from Torchmail regarding its business, assets, results of operations, financial condition and plan of operation and the terms and conditions of the issuance of the Torchmail Shares.

 (d) Sellers are acquiring the Torchmail Shares for their own accounts, and not for the account of any other person, and Sellers have no current intent to make any resale, pledge, hypothecation, distribution or public offering of the Torchmail Shares except as permitted by applicable law.

 (e) Sellers, acting with the assistance of counsel and other professional advisers, each possess such knowledge and experience in financial, tax and business matters as to enable them to utilize the information made available by Torchmail, to evaluate the merits and risks of acquiring the Torchmail Shares and to make an informed investment decision with respect thereto.

 (f) Sellers were not solicited by Torchmail or anyone on Torchmail's behalf to enter into any transaction whatever, by any form of general solicitation or general advertising, as those terms are defined in Regulation D under the Act.

         4.27 Disclaimer of Further Warranties; Etc. Except as expressly set forth in this Agreement and any Schedules and Exhibits hereto, Torchmail has not made any other representation or warranty to Sellers or VI in connection with the Acquisition. Sellers' decision to enter into the Acquisition is based upon their own independent judgment and investigation and not on any representations and warranties of Torchmail other than those expressly stated in this Agreement and in the Schedules and Exhibits hereto.





                                        V
                                     CLOSING

         5.1      Closing.
           The Acquisition shall be completed on the first business day after the day on which the last of the conditions contained in this Article V is fulfilled or waived (the "Closing Date"); provided, however, that in no event shall the Closing occur later than September 13, 2002, unless otherwise agreed to by the parties. The Closing shall take place at the offices of Silicon Valley Law Group at 152 N. Third Street, Suite 900, San Jose, California 95112. At the Closing, Torchmail, Sellers and VI shall make the deliveries contemplated by this Agreement, and in accordance with the terms of this Agreement.

 5.2 Torchmail's Closing Deliveries. At the Closing, in addition to documents referred to elsewhere in this Agreement, Torchmail shall deliver, or cause to be delivered, to Sellers and VI:

                  (a) a certificate, dated as of the Closing Date, executed by the President or Chief Executive Officer of Torchmail, to the effect that the representations and warranties contained in this Agreement are true and correct in all material respects at and as of the Closing Date and that Torchmail has complied with or performed in all material respects all terms, covenants and conditions to be complied with or performed by Torchmail on or prior to the Closing Date;

 (b) Certified resolution of the Torchmail Board of Directors authorizing and approving the transactions set forth herein;

 (c) A certificate representing the Nine Million Three Hundred Eighty-Four Thousand Five Hundred Forty-Three (9,384,543) shares to be issued to VI;

 (c) The Torchmail Disclosure Schedule; and

 (d) Such other documents as Sellers, VI, or their counsel may reasonably require.

 5.3 VI's Closing Deliveries. At the Closing, in addition to documents referred to elsewhere, Sellers and/or VI shall deliver to Torchmail:

                  (a) a certificate of VI, dated as of the Closing Date, executed by the President or Chief Executive Officer of VI to the effect that the representations and warranties of Sellers contained in this Agreement are true and correct in all material respects and that VI has complied with or performed in all material respects all terms, covenants, and conditions to be complied with or performed by VI on or prior to the Closing Date;

 (b) certificates representing VI Stock owned by Sellers, duly endorsed for transfer or accompanied by a properly executed stock power;

 (c) Certified resolution of the Board of Directors of VI, authorizing and approving the transactions set forth herein;

                  (d)       the Sellers and VI Disclosure Schedule; and
                                               -------------------

                  (e)      such other documents as Torchmail or its counsel may reasonably require.





                                       VI

                     CONDITIONS TO OBLIGATIONS OF TORCHMAIL

    The obligation of Torchmail to consummate the Closing is subject to the following conditions, any of which may be waived by it in its sole discretion.

         6.1 Compliance by Sellers and VI. Sellers and VI shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Sellers and VI prior to or on the Closing Date;

         6.2 Accuracy of Sellers' and VI's Representations. Sellers' and VI's representations and warranties contained in this Agreement (including the Disclosure Schedule) or any schedule, certificate, or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for such changes permitted by this Agreement) and shall be deemed to be made again as of the Closing Date.

         6.3 Documents. All documents and instruments required hereunder to be delivered by Sellers or VI to Torchmail at the Closing shall be delivered in form and substance reasonably satisfactory to Torchmail and its counsel.

         6.4 Litigation. No litigation seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or be threatened.

         6.5 Material Adverse Change. No material adverse change shall have occurred subsequent to June 30, 2002 in the financial position, results of operations, assets, liabilities or prospects of VI, nor shall any event or circumstance have occurred which would result in a material adverse change in the financial position, results of operations, assets, liabilities or prospects of VI.

                                       VII

                   CONDITIONS TO SELLERS' AND VI'S OBLIGATIONS

    Sellers' and VI's obligation to consummate the Closing is subject to the following conditions, any of which may be waived by either party in its sole discretion:

         7.1 Compliance by Torchmail. Torchmail shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Torchmail prior to or on the Closing Date.

         7.2 Accuracy of Representations of Torchmail. The representations and warranties of Torchmail contained in this Agreement (including the exhibits hereto and the Torchmail Disclosure Schedule) or any schedule, certificate, or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for changes permitted by this Agreement) and shall be deemed to be made again as of the Closing Date.

         7.3 Material Adverse Change. No material adverse change shall have occurred subsequent to March 31, 2002 in the financial position, results of operations, assets, liabilities, or prospects of Torchmail, nor shall any event or circumstance have occurred which would result in a material adverse change in the financial position, results of operations, assets, liabilities, or prospects of Torchmail.

         7.4 Litigation. No litigation seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or to Torchmail's knowledge be threatened.

         7.5 Documents. All documents and instruments required hereunder to be delivered by Torchmail to Sellers and VI at the Closing shall be delivered in form and substance reasonably satisfactory to Sellers, VI and their counsel.

 7.6 Balance Sheet. Torchmail shall have no liabilities except as incurred in the ordinary course of business, as reflected on Torchmail's most recent balance sheet, or as otherwise approved by Sellers and VI.


                                      VIII

                                   TERMINATION

         8.1      Termination Prior to Closing.

         (a) If the Closing has not occurred by September 13, 2002, any party may terminate this Agreement at any time thereafter by giving written notice of termination to the other, provided, however, that no party may terminate this Agreement if such party has breached any material terms or conditions of this Agreement and such breach has prevented the timely closing of the Acquisition. Notwithstanding the above, such deadline may be extended one or more times by mutual written consent of Sellers, VI and Torchmail;

         (b) Prior to September 13, 2002, any party may terminate this Agreement following the insolvency or bankruptcy of the other party hereto, or if any one or more of the conditions to Closing set forth in Article VI or Article VII shall become incapable of fulfillment or there shall have occurred a material breach of this Agreement and either such condition of breach shall not have been waived by the party for whose benefit the condition was established, then Torchmail (in the case of a condition in Article V1) or Sellers (in the case of a condition specified in Article VII) may terminate this Agreement. In addition, either Torchmail or Sellers may terminate this Agreement upon written notice to the other if it shall reasonably determine that the Acquisition has become inadvisable by reason of the institution or threat by any federal, state or municipal governmental authorities of a formal investigation or of any action, suit or proceeding of any kind against either or both parties.

         8.2 Consequences of Termination. Upon termination of this Agreement pursuant to this Article VIII or any other express right of termination provided elsewhere in this Agreement, the parties shall be relieved of any further obligation under this Agreement except for the obligations in Section 12.4; provided, however, that no termination of this Agreement, pursuant to this
Article VIII hereof or under any other express right of termination provided elsewhere in this Agreement shall operate to release any party from any liability to any other party incurred otherwise than under this Agreement before the date of such termination, or from any liability resulting from any willful misrepresentation of a material fact made in connection with this Agreement or willful breach of any material provision hereof.

                                       IX

                              ADDITIONAL COVENANTS

         9.1 Mutual Cooperation. The parties hereto will cooperate with each other, and will use all reasonable efforts to cause the fulfillment of the conditions to the parties' obligations hereunder and to obtain as promptly as possible all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement.
         9.2 Changes in Representations and Warranties of a Party. Between the date of this Agreement and the Closing Date, no party shall directly or indirectly, enter into any transaction, take any action, or by inaction permit an otherwise preventable event to occur, which would result in any of the representations and warranties of such party herein contained not being true and correct at and as of the Closing Date. Each party shall promptly give written notice to the other parties upon becoming aware of (A) any fact which, if known on the date hereof, would have been required to be set forth or disclosed pursuant to this Agreement, and (B) any impending or threatened breach in any material respect of any of the party's representations and warranties contained in this Agreement and with respect to the latter shall use all reasonable efforts to remedy same.

         9.3 SEC Filings. The parties agree that the following filings shall be made with the Securities and Exchange Commission ("Commission"): (a) if deemed necessary, an information statement prepared pursuant to the requirements of Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act') shall be filed with the Commission and shall be mailed to Torchmail's shareholders of record at least ten (10) prior to the date that all four Directors take office per the action required by Clause 9.4 below; (b) within fifteen (15) days following the Closing, a report on Form 8-K will be filed with the Commission disclosing the consummation of the Acquisition; and (c) the officers and directors of Torchmail following the Closing shall file with the Commission reports on Form 3 within the required time.

 9.4 Torchmail's Board of Directors. Effective upon the Closing, the remaining member of Torchmail's Board of Directors shall elect four nominees of Sellers to serve on Torchmail's Board of Directors.

                                        X

                                 INDEMNIFICATION


         10.1 Indemnification by Torchmail. Torchmail shall indemnify Sellers and VI in respect of, and hold Sellers and VI harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation attorneys fees and litigation costs) incurred or suffered by Sellers and VI:

 (a) resulting from any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Torchmail contained in this Agreement;

 (b) resulting from any employment, excess or property taxes owing or arising on account of or in connection with the operation of Torchmail prior to the Closing; and

                  (c) resulting from any liability of Torchmail incurred or resulting from activities that took place prior to the Closing not disclosed on the Torchmail Balance Sheet and not incurred in the ordinary course of business between March 31, 2002 and the Closing.

         10.2 Indemnification by Sellers and VI. Sellers and VI shall indemnify Torchmail in respect of, and hold Torchmail harmless against, any and all debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), monetary damages, fines fees, penalties, interest obligations, deficiencies, losses and expenses (including without limitation attorneys' fees and litigation costs) incurred or suffered by Torchmail:

 (a) resulting from any misrepresentation, breach of warranty or failure to perform any covenant or agreement of Sellers or VI contained in this Agreement;

 (b) resulting from any employment, excess or property taxes owing or arising on account of or in connection with the operation of VI prior to the Closing; and

                  (c) resulting from any liability of VI incurred or resulting from activities that took place prior to the Closing not disclosed on the VI Balance Sheet and not incurred in the ordinary course of business between June 30, 2002 and the Closing.


                                       XI

                                  MISCELLANEOUS

         11.1 Expenses. Each party shall each pay its own expenses incident to the negotiation, preparation, and carrying out of this Agreement, including legal and accounting and audit fees.

         11.2 Survival of Representations, Warranties and Covenants. All statements contained in this Agreement or in any certificate delivered by or on behalf of Torchmail or Sellers or VI pursuant hereto, or in connection with the actions contemplated hereby shall be deemed representations, warranties and covenants by Sellers, VI, or Torchmail, as the case may be, hereunder. All representations, warranties, and covenants made by Torchmail, Sellers or VI in this Agreement, or pursuant hereto, shall survive the Closing.

         11.3 Publicity. Neither Sellers, VI, nor Torchmail shall not issue any press release or make any other public statement, in each case, relating to, in connection with or arising out of this Agreement or the transactions contemplated hereby, without obtaining the prior approval of the other, which shall not be unreasonably withheld or delayed, except that prior approval shall not be required if, in the reasonable judgment of Sellers or VI, prior approval by Torchmail would prevent the timely dissemination of such release or statement in violation of applicable Federal securities laws, rules or regulations or policies of the OTC Bulletin Board.

         11.4 Non Disclosure. Torchmail will not at any time after the date of this Agreement, without Sellers' and VI's consent, except in the ordinary operation of its business or as required by law, divulge, furnish to or make accessible to anyone any knowledge or information with respect to confidential or secret processes, inventions, discoveries, improvements, formulae, plans, material, devices or ideas or know-how, whether patentable or not, with respect to any confidential or secret aspects of Torchmail (including, without limitation, customer lists, supplier lists and pricing arrangements with customers or suppliers) ("Confidential Information"). Sellers and VI will not at any time after the date of this Agreement and prior to the Acquisition use, divulge, furnish to or make accessible to anyone any Confidential Information (other than to its representatives as part of its due diligence or corporate investigation). Any information, which (i) at or prior to the time of disclosure by either Torchmail, Sellers or VI was generally available to the public through no breach of this covenant, (ii) was available to the public on a nonconfidential basis prior to its disclosure by either Torchmail, Sellers or VI, or (iii) was made available to the public from a third party provided that such third party did not obtain or disseminate such information in breach of any legal obligation of Torchmail, Sellers or VI, shall not be deemed Confidential Information for purposes hereof, and the undertakings in this covenant with respect to Confidential Information shall not apply thereto. The undertakings of Torchmail, Sellers and VI set forth above in this Section 11.4 shall terminate upon consummation of the Closing. If this Agreement is terminated pursuant to the provisions of Article VIII or any other express right of termination set forth in this Agreement, Sellers and VI shall return to Torchmail all copies of all Confidential Information previously furnished to them by Torchmail.

         11.5 Succession and Assignments and Third Party Beneficiaries. This Agreement may not be assigned (either voluntarily or involuntarily) by any party hereto without the express written consent of the other parties. Any attempted assignment in violation of this Section shall be void and ineffective for all purposes. In the event of an assignment permitted by this Section, this Agreement shall be binding upon the heirs, successors and assigns of the parties hereto. There shall be no third party beneficiaries of this Agreement except as expressly set forth herein to the contrary.










         11.6 Notices. All notices, requests, demands, or other communications with respect to this Agreement shall be in writing and shall be (i) sent by facsimile transmission, (ii) sent by the United States Postal Service, registered or certified mail, return receipt requested, or (iii) personally delivered by a nationally recognized express overnight courier service, charges prepaid, to the following addresses (or such other addresses as the parties may specify from time to time in accordance with this Section)

                           (a)      To Sellers and VI:                 With a copy to:

                           Virtual Interviews, Inc.           Silicon Valley Law Group
                           2899 Agoura Road, #168             Attn: Cathryn S. Gawne, Esq.
                           Westlake Village, California 91361          152 North Third Street, Suite 900
                                                                                San Jose, California 95112
                  Phone No. 818-991-6020
                  Fax No.     818-991-5838
                  Attn:  Catherine Thompson


                   (b)     To Torchmail:

                  Torchmail Communications, Inc.
                  268 West 400 South, Suite 500
                  Salt Lake City, Utah  84101

                  Phone No.  801-575-8073                              .                                  Fax No.      801-575-8092
                  Attn: Dr. Rowan Campbell


         Any such notice shall, when sent in accordance with the preceding sentence, be deemed to have been given and received on the earliest of (i) the day delivered to such address or sent by facsimile transmission, (ii) the fifth business day following the date deposited with the United States Postal Service, or (iii) 24 hours after shipment by such courier service.

         11.7 Construction. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Utah without giving effect to the principles of conflicts of law thereof. The parties consent to the exclusive jurisdiction and venue of the state courts located in Salt Lake County, Utah, or federal courts for the 10th District of Utah. Service of process by any party in connection with any dispute arising under or relating to this Agreement shall be binding on the other parties if sent to such other parties by registered mail at the address specified in the paragraph relating to delivery of notices herein.


         11.8 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same Agreement.

         11.9 No Implied Waiver; Remedies. No failure or delay on the part of the parties hereto to exercise any right, power, or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver nor shall any single or partial exercise of any right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. All rights, powers, and privileges granted herein shall be in addition to other rights and remedies to which the parties may be entitled at law or in equity.

         11.10 Entire Agreement. This Agreement, including the Exhibits and Disclosure Schedules attached hereto, sets forth the entire understandings of the parties with respect to the subject matter hereof, and it incorporates and merges any and all previous communications, understandings, oral or written as to the subject matter hereof, and cannot be amended or changed except in writing, signed by the parties.

         11.11 Headings. The headings of the Sections of this Agreement, where employed, are for the convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meanings of the parties.

         11.12 Severability. To the extent that any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted hereof and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

         11.13 Attorneys Fees. In the event any legal action is brought to interpret or enforce this Agreement, the party prevailing in such action shall be entitled to recover its attorneys' fees and costs in addition to any other relief that it is entitled.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

TORCHMAIL COMMUNICATIONS, INC.VIRTUAL INTERVIEWS, INC.

By.________________                                            By:______________________
Name:  Dr. Rowan Campbell                                     Name: Gerard Nolan
Title:                                                                 Title:  President

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